UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

For the month of February 2002

BOOKHAM TECHNOLOGY PLC
(Exact name of Registrant as specified in its charter)

90 Milton Park
Abingdon, Oxfordshire OX1 4RY
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ___ No X

On February 1, 2002, Bookham Technology plc (the "Company") issued a press release announcing that the Company had completed its acquisition of the business and assets of Marconi Optical Components Limited. A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On February 5, 2002, the Company issued a press release announcing its results for the fourth quarter and year ended December 31, 2001. A copy of this press release is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

On February 11, 2002, the Company filed with the UK Listing Authority pursuant to its Listing Rules a notification with respect to the Interests of Directors and Connected Persons for Dr. Giorgio Anania. A copy of this notification is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

On February 14, 2002, the Company issued a press release announcing the appointment of Joseph C. Cook as a non-executive director of the Company. A copy of this press release is attached as Exhibit 99.4 and is incorporated herein by reference.

On February 20, 2002, the Company filed with the UK Listing Authority pursuant to its Listing Rules a notification with respect to a major interest in shares of the Company held by Marconi plc, indicating a 9.90% interest in the Company's shares. A copy of this announcement is attached hereto as Exhibit 99.5 and incorporated herein by reference.

Exhibits

99.1 Press Release issued on February 1, 2002.

99.2 Press Release issued on February 5, 2002.

99.3 Notification of Interests of Directors and Connected Persons filed with the UK Listing Authority on February 11, 2002 with respect to Dr. Giorgio Anania.

99.4 Press Release issued on February 14, 2002.

99.5 Notification of Major Interests in Shares filed with the UK Listing Authority on February 20, 2002 with respect to Marconi plc.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BOOKHAM TECHNOLOGY PLC

By: Giorgio Anania

Name: Giorgio Anania

Title: Chief-Executive Office and President

BOOKHAM TECHNOLOGY PLC

INDEX TO EXHIBITS

Bookham Technology plc
1 February 2002

Bookham Technology plc

Completion of the acquisition of the business and assets of Marconi Optical Components Limited

On 17 December 2001, the Board of Bookham Technology plc ("Bookham") (LSE:BHM; Nasdaq:BKHM) announced that it had entered into a conditional agreement to acquire the business and assets of Marconi Optical Components Limited (the "Acquisition"). Approval for all arrangements necessary to effect the Acquisition was obtained from shareholders at an Extraordinary General Meeting of Bookham held on 31 January 2002.

Bookham is pleased to announce that the Acquisition was completed earlier today, following (i) admission to the Official List of 12,891,000 Bookham ordinary shares issued as consideration for the Acquisition and (ii) admission of the shares to trading on the London Stock Exchange's market for listed securities.

BOOKHAM technology

PRESS RELEASE
EMBARGOED – NOT FOR PUBLICATION BEFORE 07:00HRS ON TUESDAY 5 FEBRUARY 2002

BOOKHAM TECHNOLOGY PLC ANNOUNCES FOURTH QUARTER AND PRELIMINARY RESULTS FOR THE YEAR ENDED 31 DECEMBER 2001

Oxfordshire, UK – 5 February 2002: Bookham Technology plc (LSE: BHM, Nasdaq: BKHM), a leading supplier of integrated optical components for fiber optic communication networks, today announced results for the fourth quarter and year ended 31 December 2001.

Highlights for the fourth quarter ended 31 December 2001

- Revenues in the fourth quarter were £2.1 million ($3.1 million) down 82% from the fourth quarter of 2000, down 12% sequentially from the third quarter. Total revenues for 2001 were £21.9 million ($32.0 million), down 17% from 2000.

- The cash burn for the quarter was £14.9 million ($21.8 million) compared with £15.5 million ($22.6 million) in the third quarter 2001, and down from £30 million ($43.8 million) in the fourth quarter 2000, as the company continued to manage its expenses, capital spending and working capital. The company's cash position remains strong, with £184.8 million ($269.8 million) at the end of the quarter.

- In December, the company signed a definitive agreement to acquire Marconi's optical components business (MOC) in an all-share offer, representing approximately 10% of the company's outstanding share capital. The company believes the combination of MOC's world-class actives capability and products with Bookham Technology's ASOC platform and passives products strengthens its ability to meet the growing demand from customers for fully integrated sub-systems and modules.

- In the fourth quarter, the company incurred £29.2 million ($42.6 million) of restructuring charges in refocusing of development efforts and elimination of excess capacity. In addition, £27.1 million ($39.5 million) of these charges are non-cash.

- Under UK GAAP, the net loss for the quarter prior to exceptional charges was £14.1 million ($20.6 million) compared with a loss of £12.8 million ($18.7 million) in the third quarter of 2001 and £8.5 million ($12.4 million) in the fourth quarter of 2000. Under US GAAP the proforma loss was £14.1million ($20.6 million).

Commenting on the results, Giorgio Anania, President and Chief Executive Officer, said: "The acquisition of Marconi's optical component business lays the foundation for the next generation of optical networking and accelerates our capability to offer integrated optical components and modules. It expands our product line, increases our top line and puts us in a much better competitive position. The supply agreement entered into with Marconi enhances sales visibility in this difficult time for the market. In the combined business, we continue to focus heavily on customer design-ins and maintaining good control of costs. This combination should make us ready for profitable upturn when market growth returns."

Operating review – A review of 2001

During 2001, the company focused on continuing the design-in efforts with key customers and on the development of enhanced products to strengthen its position for when the optical components market improves. At the same time, with uncertainty in the market and deteriorating demand throughout the year, we also focused on reducing our quarterly cash burn and preserving our strong cash position. This was achieved by restructuring the company to reduce its fixed overhead base, reducing capital spending and improving our working capital position.

Products and customers

The company believes that several product introductions in 2001 and progress in design-ins with major customers further validated its belief in ASOC as the premier platform for the integration of complex optical functions. During the year, the ASOC platform has developed significantly to integrate multiple functions onto a single silicon chip, moving from the single function arrayed waveguide grating (AWG) to the Mux-VOA module, incorporating two functions on a chip, and to three levels of optical functionality on a single silicon chip with the Optical Channel Monitor with switched input. Throughout the year, the company continued to invest in R&D in response to demand for design-in work from lead customers.

The 3-function Optical Channel Monitor with switched input combines switching, demultiplexing and detecting on a single chip and is capable of analysing over 400 channels at up to 40 Gbit/s. The module demonstrates the extent to which the ASOC platform can allow integration of multiple functionality. In November, the company announced that these modules were being evaluated in Nortel Network's next generation long-haul transmission systems.

Following the design-in announcement in the fourth quarter 2000 with Lucent Technologies, the Mux-VOA, incorporating a multiplexer and electronic variable optical attenuator, was upgraded to enhance the attenuation range with a capability of 20dB.

A new range of extended-reach single-fiber transceivers was introduced, specifically for use in the Pacific Rim area. In January, the company signed an agreement to supply single-fiber transceivers to Fujitsu Telecommunications Europe, and Fujitsu Japan became a 10% customer in the third quarter.

The Electronic Variable Optical Attenuator (EVOA) product line was extended to include not just the initial 4-channel device but also a 1-channel and 8-channel version. In addition, arrayed waveguide grating (AWG) modules with fully integrated electronics were also introduced earlier in the year.

Restructuring

The company has successfully reduced its cash burn and it believes strengthened its competitive position through an ongoing restructuring of the organisation.

The restructuring actions have reduced the workforce from 1035 in January 2001 to 643 at 31 December 2001. In addition, the company has written off excess capacity by £28.9 million ($42.2 million) and written off £22.7 million ($33.1million) of goodwill and intangibles related to discontinued development efforts. These combined efforts have contributed to a reduction in overhead costs of 31%.

Given current market conditions, the company expects restructuring pressure to remain, at least into the first quarter 2002. At the same time, the company continues to focus its investments to support the development of its ASOC technology and to be in a position to respond quickly to any upturn in demand in the market.

Recent events

In December, the company announced its proposed acquisition of Marconi's optical components business (MOC) for an all-share offer. The transaction was completed on 1 February 2002, following approval by shareholders. The shares offered represented approximately 10% of the company's outstanding share capital and were valued at approximately £16.4 million ($23.9 million) at the time of completion. This acquisition is an important step for the company. MOC's products include fixed-wavelength lasers, narrow-band and wideband tunable lasers, high speed receivers and drivers, and erbium doped fiber amplifiers (EDFAs), operating at speeds between 10 Gbit/s and 40 Gbit/s. By integrating MOC's world-class active optical components with its own integrated passive solutions, the company believes the development of more highly integrated optical components will be accelerated. In addition, its product portfolio will be extended and it will be able to provide greater sub-systems capability to its customers, resulting in a stronger competitive position.

A key component of this transaction is the supply agreement entered into with Marconi plc as part of the acquisition. This is a minimum commitment by Marconi to purchase £30 million ($43.8 million) of products over the next 18 months. This agreement both increases the company's expected revenues in 2002 and gives the company visibility at a time when market visibility is still limited.

Management and personnel

During the year, the company implemented a number of changes to the responsibilities and members of the senior management team to support plans to further increase the effectiveness of the company and corporate efficiency.

In February, Giorgio Anania was appointed to Chief Executive Officer, in addition to his responsibilities as President. At the same time, Andrew Rickman, the company's founder, became Chairman.

At the end of September, the company appointed Steve Abely as Chief Financial Officer and Steve Turley as Chief Commercial Officer. Both bring many years of experience in their respective areas.

At the end of the year, Graham Miller, a non-executive director with more than six years' service, retired from the board and was replaced as Chairman of the Nomination Committee by Andrew Rickman.

Financial commentary

All US dollar numbers have been translated at £1 = $1.46 for the convenience of the reader. The results under US and UK GAAP are substantially the same, only differences are presented.

Fourth quarter ended 31 December 2001

Revenues: Revenues in the fourth quarter of 2001 were £2.1 million ($3.1million), down 82% from £11.5 million ($16.8 million) in the fourth quarter of 2000 and down 12% sequentially from the third quarter revenue of £2.4 million ($3.5 million). The substantial decline in revenue between the fourth quarter of 2000 and the fourth quarter of 2001 was a result of the overall industry decline and occurred across all product segments. The decline between the third and fourth quarters was consistent across product groups.

Fujitsu Denso and NEC (via Rikei Corporation) were over 10% customers and represented 34% and 11% of revenue for the quarter respectively. On the product side, DWDM products accounted for 23% and active products for 77% of revenue for the quarter.

Operating loss (before exceptional items) under UK GAAP: While we continued to reduce manufacturing overhead expenses in the fourth quarter, the gross loss (loss at the gross margin level) increased from £2.2 million ($3.2 million) in the third quarter of 2001 to £4.0 million ($5.8 million) in the fourth quarter 2001, and is up from £1.7 million ($2.5 million) in the fourth quarter of 2000. The gross loss increase from the prior year was principally due to the high fixed cost base and low production volumes partially offset by reductions in overhead costs. The gross loss increase between the third and fourth quarter of 2001 was attributable to a further reduction in production volumes and additional inventory obsolescence reserves. Operating expenses declined 10% from the third to the fourth quarter as a result of restructuring actions taken in the second and third quarters and a refocusing of development efforts. Operating expenses, excluding National Insurance provision on stock options, declined 13% from the fourth quarter of 2000. Selling, general and administrative expenses declined 47% offset by a 15% increase in research and development expenses as the company have focused on personnel and capital resources to specific design-in applications of its customers and advancing its ASOC platform.

Restructuring charges (exceptionals for UK GAAP and one-time charges for US GAAP): In the fourth quarter, net exceptional charges under UK GAAP were £29.2 million ($42.6 million). Of this, £10.4 million ($15.2 million) was to write-off goodwill and other intangibles relating to the acquisition of Measurement Microsystems arising from the company's decision to discontinue development efforts and close the operation. In the quarter, we also wrote down £16.0 million ($23.3 million) of equipment considered surplus to requirements. In addition we successfully renegotiated downward £0.9 million ($1.3 million) of purchase commitment charges taken in prior quarters and under US GAAP the net one-time charges were £29.8 million ($43.5 million).

Net loss (including exceptionals for UK GAAP and one-time charges for US GAAP): Net interest declined from both the prior quarter and the fourth quarter of 2000 as a result of the lower cash and equivalents, and lower interest rates. The net loss for UK GAAP in the fourth quarter 2001 was £43.3 million ($63.3 million) and loss per share was £0.34 ($0.50). Under US GAAP, the net loss in the fourth quarter 2001 was £43.8 million ($64 million) and loss per share was £0.34 ($0.50).

Cash and cash equivalents: Cash and cash equivalents as of 31 December 2001 were £184.8 million ($269.8 million) compared with £199.7 million ($291.6 million) at 30 September 2001. Continued focus on the cash burn has reduced the rate from £30 million ($43.8 million) in the fourth quarter 2000 to its current level of £14.9 million ($21.8 million).

Year ended 31 December 2001

Revenues: Revenues for 2001 were £21.9 million ($32.0 million), down 17% from £26.3 million ($38.4 million) in 2000 as a result of the overall industry decline. Nortel Networks and Marconi plc were over 10% customers, representing 40% and 15% of revenue for the year respectively. On the product side DWDM products accounted for 28% and active products for 72% of revenue for the year.

Operating loss (before exceptional items): The gross loss (loss at the gross margin level) under UK GAAP increased 49% from £5.5 million ($8.0 million) in 2000 to £8.3 million ($12.1 million) in 2001, principally as a result of the declining revenue and the impact due to the high fixed cost base and low production volumes- partially offset by reduction in overhead costs. In 2001, the company employed additional personnel and capital resources committed to research and development efforts particularly focusing on DWDM products. As a result, operating expenses increased 60% from £33.1 million ($48.3 million) in 2000 to £53.1 million ($77.5 million) in 2001.

Restructuring charges (exceptionals for UK GAAP and one-time charges for US GAAP): Net exceptional charges under UK GAAP were £62.8 million ($91.7 million) in 2001. There were no exceptional charges in 2000. Of this £22.3 million ($32.6 million) was to write-off goodwill and other intangibles relating to the acquisition of Measurement Microsystems arising from the company's decision to discontinue development efforts and close the operation. For the year, the company also wrote down £28.9 million ($42.2 million) of equipment considered excess and the company took provisions for excess inventory and purchasing commitments of £4.7 million ($6.9 million). Under US GAAP the net one-time charges were £63.2 million ($92.3 million).

Net loss (including exceptionals for UK GAAP and one-time charges for US GAAP): Net interest for the year increased from £9.6 million ($14.0 million) in 2000 to £10.9 million ($15.9 million) in 2001, as a result of investing cash balances for a full 12 month period compared to 8 months in 2000. Interest rates in 2001 were lower than in 2000. The net loss under UK GAAP for 2001 was £113.2 million ($165.3 million) and loss per share was £0.88 ($1.28). The net loss under US GAAP was £114.2 million ($166.7 million) and loss per share was £0.89 ($1.30).

Cash and cash equivalents: Cash and cash equivalents as of 31 December 2001 were £184.8 million ($269.8 million) compared with £199.7 million ($291.2 million) at 30 September 2001.

Outlook

The company continues to face a very challenging market and it remains difficult to predict the level of demand from our customers. However, with the addition of Marconi's optical components business and the supply agreement negotiated with Marconi plc, the company believes it is better positioned to address the poor visibility and can offer a wide portfolio of products as the market improves.

The company continues to actively monitor its costs and expects continued restructuring in the first quarter 2002 to control costs and realign the organisation following the acquisition of Marconi's optical component business. The company anticipates that it will be able to achieve a cash burn rate of approximately £20 million ($29.2 million) per quarter, or below, on an ongoing basis except for the first quarter 2002, during which the acquisition is finalised.

The results of the optical components business acquired from Marconi will be included in the consolidated financial statements of Bookham Technology starting in the first quarter 2002.

For further information, please contact:

Bookham Technology:	Financial Dynamics:	FD U.S.:
Tel: +44 (0) 1235 837000	Tel: +44 (0) 20 7831 3113	Tel: +1 212 497 9202
Giorgio Anania – President and CEO Steve Abely – Chief Financial Officer Sharon Ostaszewska – Corp Communications Manager	Sarah Marsland Sarah Manners Juliet Clarke	Deborah Ardern-Jones

The company will be hosting a conference call to discuss this set of results on Tuesday 5 February 2002 at 13:30 (BST), 08:30 (EST). Dial in numbers are as follows:

UK/European participants	**+44 (0) 20 8401 1043**
US participants	**+1 800 482 2225**

A taped recording will be available approximately 1 hour after the call ends for 5 days. Dial in numbers are as follows:

UK/European participants	**+44 (0) 20 8288 4459 (access code: 613622)**
US participants	**+1 303 804 1855 (access code: 1433546)**

A taped recording will also be available on the company's web site, www.bookham.com

Bookham Technology (LSE: BHM; Nasdaq: BKHM) designs, manufactures and markets components that integrate optical processing functions using high volume production methods. Using patented silicon-based ASOC technology, the company's products generate, detect, switch, route and control light signals, allowing communications network providers to build systems with advanced optical processing capabilities to help meet the growing demands of Internet traffic. The company, whose securities are traded on Nasdaq and the London Stock Exchange, is headquartered in the UK, with facilities in the US, Canada, France, Italy and Japan, and employs approximately 640 people worldwide.

More information on Bookham Technology is available at www.bookham.com

Bookham and ASOC are registered trademarks of Bookham Technology plc

Statements made in this press release that are not historical facts include forward-looking statements that involve risks and uncertainties. Important factors that could cause actual results to differ from those indicated by such forward-looking statements include, among others, recovery of industry demand, the need to manage manufacturing capacity, production equipment and personnel to anticipated levels of demand for products, possible disruption in commercial activities caused by terrorist activities or armed conflicts, the related impact on margins, acceptance of our ASOC product line, reductions in demand for optical components, expansion of our business operations, quarterly variations in results, manufacturing capacity yields and inventory, intellectual property issues and other uncertainties that are discussed in the "Risk Factors" section of our Annual Report on Form 20-F dated May 25, 2001 which is on file with the Securities and Exchange Commission. Forward-looking statements represent our estimates as of today, and should not be relied upon as representing our estimates as of any subsequent date. While we may elect to update forward-looking statements in the future, we disclaim any obligation to do so

Bookham Technology plc
Consolidated Profit and Loss Account – UK GAAP
Fourth Quarter Ended 31 December 2001

	Before Exceptional Items Q4 Unaudited £'000	Exceptional Items Q4 Unaudited £'000	After Exceptional Items Q4 Unaudited £'000	Qtr to 31 Dec 2000 Unaudited £'000	After Exceptional Items Q4 Unaudited $'000
Turnover	2,080	-	2,080	11,458	3,036
Cost of sales	(6,047)	(3,032)	(9,079)	(13,204)	(13,255)
Gross	(3,967)	(3,032)	(6,999)	(1,746)	(10,219)
Administrative expenses					
Research and development	(8,727)	(22,185)	(30,912)	(7,560)	(45,132)
Selling, general and other expenses	(3,368)	(3,963)	(7,331)	(6,412)	(10,703)
National Insurance on stock options	(79)	-	(79)	3,044	(115)
	(12,174)	(26,148)	(38,322)	(10,928)	(55,950)
Other operating income	13	-	13	31	19
Operating loss	(16,128)	(29,180)	(45,308)	(12,643)	(66,150)
Interest, net	1,984	-	1,984	4,157	2,897
Loss on ordinary activities before taxation	(14,144)	(29,180)	(43,324)	(8,486)	(63,253)
Tax on loss on ordinary activities	-	-	-	-	-
Loss for the financial period	(14,144)	(29,180)	(43,324)	(8,486)	(63,253)
Loss per ordinary share (basic and diluted)					
After National Insurance on stock options	£(0.11)	£(0.23)	£(0.34)	£ (0.07)	$(0.50)
Before National Insurance on stock options	£(0.11)	£(0.23)	£(0.34)	£ (0.09)	$(0.50)
Weighted average ordinary shares and ADSs outstanding ('000)	129,087	129,087	129,087	127,101	129,087

Bookham Technology plc
Consolidated Profit and Loss Account – UK GAAP
Year Ended 31 December 2001

	Before Exceptional Items Year to 31 Dec 2001 Unaudited £'000	Exceptional Items Year to 31 Dec 2001 Unaudited £'000	After Exceptional Items Year to 31 Dec 2001 Unaudited £'000	Year to 31 December 2000 Audited £'000	After Exceptional Items Year to 31 Dec 2001 Unaudited $'000
Turnover	21,921	-	21,921	26,301	32,005
Cost of sales	(30,176)	(17,358)	(47,534)	(31,850)	(69,400)
Gross	(8,255)	(17,358)	(25,613)	(5,549)	(37,395)
Administrative expenses					
Research and development	(38,136)	(39,473)	(77,609)	(17,355)	(113,308)
Selling, general and other expenses	(15,796)	(6,005)	(21,801)	(14,722)	(31,829)
National Insurance on stock options	782	-	782	(1,070)	1,142
	(53,150)	(45,478)	(98,628)	(33,147)	(143,995)
Other operating income	76	-	76	61	111
Operating loss	(61,329)	(62,836)	(124,165)	(38,635)	(181,279)
Interest, net	10,927	-	10,927	9,570	15,953
Loss on ordinary activities before taxation	(50,402)	(62,836)	(113,238)	(29,065)	(165,326)
Tax on loss on ordinary activities	-	-	-	-	-
Loss for the financial period	(50,402)	(62,836)	(113,238)	(29,065)	(165,326)
Loss per ordinary share (basic and diluted)					
After National Insurance on stock options	£(0.39)	£(0.49)	£(0.88)	£ (0.25)	$(1.28)
Before National Insurance on stock options	£(0.40)	£(0.49)	£(0.89)	£ (0.24)	$(1.30)
Weighted average ordinary shares and ADSs outstanding ('000)	128,533	128,533	128,533	116,232	128,533

Bookham Technology plc
Consolidated Statement of Operations – US GAAP
Fourth Quarter Ended 31 December 2001

	Before One Time Charges Q4 2001 Unaudited £'000	One Time Charges Q4 2001 Unaudited £'000	After One Time Charges Q4 2001 Unaudited £'000	Q4 2000 Unaudited £'000	After One Time Charges Q4 2001 Unaudited $'000
Net revenues	2,080	-	2,080	11,458	3,036
Cost of net revenues	6,045	(642)	5,403	13,204	7,888
Gross loss	(3,965)	642	(3,323)	(1,746)	(4,852)
Operating expenses					
Research and development	8,727	(413)	8,314	7,560	12,138
Selling, general and Administrative	3,218	80	3,298	6,007	4,814
Impairment loss	-	30,750	30,750	-	44,895
Stock-based compensation	59	-	59	132	86
Total operating expenses	12,004	30,417	42,421	13,699	61,933
Operating loss	(15,969)	(29,775)	(45,744)	(15,445)	66,785
Other income (expense)	1,906	-	1,906	3,915	2,783
Loss before income taxes	(14,063)	(29,775)	(43,838)	(11,530)	(64,002)
Provision for income taxes	-	-	-	-	-
Net loss	(14,063)	(29,775)	(43,838)	(11,530)	(64,002)
Net loss per ordinary share and ADS (basic and diluted)	£(0.11)	£(0.23)	£(0.34)	£ (0.09)	$(0.50)
Weighted average ordinary shares and ADSs outstanding ('000)	129,087	129,087	129,087	127,101	129,087

Bookham Technology plc
Consolidated Statement of Operations – US GAAP
Year Ended 31 December 2001

	Before One Time Charges 31 Dec 2001 Unaudited £'000	One Time Charges 31 Dec 2001 Unaudited £'000	After One Time Charges 31 Dec 2001 Unaudited £'000	31 Dec 2000 Audited £'000	After One Time Charges 31 Dec 2001 Unaudited $'000
Net revenues	21,921	-	21,921	26,301	32,005
Cost of net revenues	30,176	5,927	36,103	31,850	52,710
Gross loss	(8,255)	(5,927)	(14,182)	(5,549)	(20,705)
Operating expenses					
Research and development	37,795	1,357	39,152	17,355	57,162
Selling, general and Administrative	15,272	558	15,830	13,875	23,113
IPR&D	-	6,454	6,454	-	9,423
Impairment loss	-	48,879	48,879	-	71,363
National Insurance on stock options	127	-	127	171	186
Stock-based compensation	329	-	329	531	481
Total costs and expenses	53,523	57,248	110,771	31,932	161,728
Operating loss	(61,778)	(63,175)	(124,953)	(37,481)	(182,433)
Other income (expense)	10,808	-	10,808	9,315	15,780
Loss before income taxes	(50,970)	(63,175)	(114,145)	(28,166)	(166,653)
Cumulative effect of change in accounting policy	-	-	-	174	-
Provision for income taxes	-	-	-	-	-
Net loss	(50,970)	(63,175)	(114,145)	(27,992)	(166,653)
Net loss per ordinary share and ADS (basic and diluted)	£(0.40)	£(0.49)	£(0.89)	£ (0.24)	$(1.30)
Weighted average ordinary shares and ADSs outstanding ('000)	128,533	128,533	128,533	116,232	128,533

Bookham Technology plc
Consolidated Balance Sheet – UK GAAP

	31 Dec 2001 Unaudited £'000	31 Dec 2000 Audited £'000	**31 Dec 2001 Unaudited $'000**
Intangible fixed assets	**1,666**	447	**2,432**
Tangible assets	**34,579**	44,264	**50,485**
Stocks	**2,564**	6,961	**3,744**
Debtors	**5,001**	13,239	**7,302**
Short-term investments	**-**	1,525	**-**
Cash at bank and in hand	**184,814**	265,083	**269,828**
	192,379	286,808	**280,874**
Creditors: amounts falling due within one year	**(17,675)**	(25,572)	**(25,806)**
Net current assets	**174,704**	261,236	**255,068**
Total assets less current liabilities	**210,949**	305,947	**307,985**
Creditors: amounts falling due after more than one year	**-**	(897)	**-**
Provisions for liabilities and charges	**(79)**	(988)	**(115)**
Net assets	**210,870**	304,062	**307,870**
Capital and reserves			
Called up capital	**434**	424	**628**
Share premium account	**338,628**	321,388	**472,782**
Other reserves	**5,624**	2,829	**29,831**
Profit and loss account	**(133,816)**	(20,579)	**(195,371)**
Equity shareholders' funds	**210,870**	304,062	**307,870**

Bookham Technology plc
Consolidated Balance Sheet – US GAAP

	31 Dec 2001 Unaudited £'000	31 Dec 2000 Audited £'000	**31 Dec 2001 Unaudited $'000**
Assets			
Current Assets:			
Cash and cash equivalents	**184,814**	266,158	**269,828**
Restricted cash	**-**	450	**-**
Accounts receivable	**822**	9,009	**1,200**
Inventories	**2,564**	6,961	**3,744**
Prepaid expenses and other current assets	**4,179**	4,230	**6,102**
Total current assets	**192,379**	286,808	**280,874**
Intangible assets	**1,666**	447	**2,432**
Property and equipment	**34,579**	44,264	**50,485**
	228,624	331,519	**333,791**
Liabilities and Shareholders' Equity			
Current liabilities:			
Accounts payable and other accrued expenses	**17,675**	25,572	**25,806**
Total current liabilities	**17,675**	25,572	**25,806**
Long-term obligations	**-**	897	**-**
Shareholders' equity	**210,949**	305,050	**307,985**
	228,624	331,519	**333,791**

Bookham Technology plc
Consolidated Cash Flow Statement for the Year Ended 31 December 2001 – UK GAAP

		Three Months Ended	Twelve Months Ended	
	31 Dec 2001	31 Dec 2000	**31 Dec 2001**	31 Dec 2000
	Unaudited	Unaudited	**Unaudited**	Audited
	£'000	£'000	**£'000**	£'000
Operating Loss	**(45,308)**	(12,643)	**(124,165)**	(38,635)
Depreciation, amortisation and impairment	**31,970**	1,600	**64,601**	4,607
Increase (decrease) in working capital	**4,075**	(4,563)	**14,734**	(4,139)
Net cash outflow from operating activities	**(9,263)**	(15,606	**(44,830)**	(38,167)
Returns on investments and servicing of finance	**1,984**	4,205	**11,022**	9,770
Capital expenditure and financial investment	**(7,568)**	(18,596)	**(41,262)**	(28,735)
Management of liquid resources	**-**	1,475	**1,525**	5,690
Acquisition	**-**	-	**(6,796)**	-
Financing	**(162)**	422	**(96)**	312,591
(Decrease)/Increase in cash	**(15,009)**	(28,100)	**(80,437)**	261,149

The principal differences between the company's accounting policies under UK GAAP and those that would have been followed had the financial information under US GAAP are set out below:

UK/US GAAP Reconciliation – Profit and Loss Account

	Quarter ended		Twelve months ended	
	31 Dec 2001	31 Dec 2000	**31 Dec 2001**	31 Dec 2000
	Unaudited	Audited	**Unaudited**	Audited
	£'000	£'000	**£'000**	£'000
Loss on ordinary activities before taxation under UK GAAP	**(43,324)**	(8,486)	**(113,238)**	(29,065)
National Insurance on stock options	**79**	(3,044)	**(907)**	1073
Amortisation of goodwill	**(593)**	-	**-**	-
Loss before income taxes under US GAAP	**(43,838)**	(11,530)	**(114,145)**	(27,992)

UK/US GAAP Reconciliation – Balance Sheet

	31 Dec 2001	31 Dec 2000
	Unaudited	Audited
	£'000	£'000
Cash under UK GAAP	**184,814**	265,083
Short term investments	**-**	1,525
Cash and cash equivalents and restricted cash under US GAAP	**184,814**	266,608
Shareholders' funds under UK GAAP	**210,870**	304,062
National Insurance liability difference	**79**	988
Shareholders' funds under US GAAP	**210,949**	305,050

Basis of preparation

The fourth quarter results have been prepared on the basis of the accounting policies set out in the Group's 2000 statutory accounts and Annual Report on Form 20 – F, and were approved by the Board of Directors on 4 February, 2002.

The financial information contained in this announcement does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. Statutory accounts of the group in respect of the financial year ended 31 December 2000 have been given a report by the group auditors which was unqualified and did not contain a statement under Section 237(2) or Section 237(3) of that Act.

Summary of significant differences between UK Generally Accepted Accounting Principles ("UK GAAP") and United States Generally Accepted Accounting Principles ("US GAAP")

Acquisition accounting

Under UK GAAP, the total consideration, including the contingent consideration, was recorded as an investment by Bookham Technology plc, the ultimate parent company. The excess of the total consideration over the fair value of the net assets acquired represents goodwill and was included in intangible assets on the balance sheet. Under US GAAP, the consideration paid, excluding the contingent consideration that has not been earned, has been recorded as an investment. The excess of the total consideration over the fair value of the net assets and in-process research and development (IPR&D) represents goodwill and is included in intangible assets on the balance sheet. Under UK and US GAAP goodwill is reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable. IPR&D is charged to the profit and loss account at the date of acquisition and based on an initial valuation represents technology that has not yet reached technological feasibility and had no alternative future uses. The best estimate of the fair value of the IPR&D was determined using the technology contribution approach, which discounts expected future cash flows from projects under development to their net present value.

National Insurance on stock options

Under UK GAAP, the company makes provision for UK National Insurance liabilities on a straight-line basis over the vesting period of the options and as re-measured at each period thereafter until the options have been exercised. Under US GAAP the company recognises the National Insurance provision when options are exercised, in accordance with EITF 00-16, "Recognition and Measurement of Employer Payroll Taxes and Employee Stock-based Compensation".

Cash

Under UK GAAP cash does not include short-term deposits and investments which cannot be withdrawn without notice and without incurring a penalty. Such items are shown as short-term investments. Under US GAAP, deposits with a maturity of less than three months at inception which are convertible into known amounts of cash are included as cash and cash equivalents except amounts held in collateral accounts as security for outstanding obligations which are classified as restricted cash.

Ends

Exhibit 99.3

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

BOOKHAM TECHNOLOGY PLC

2) Name of director

DR GIORGIO ANANIA

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

N/A

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

N/A

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

N/A

7) Number of shares/amount of stock acquired

N/A

8) Percentage of issued class

N/A

9) Number of shares/amount of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

N/A

12) Price per share

N/A

13) Date of transaction

N/A

14) Date company informed

N/A

15) Total holding following this notification

N/A

16) Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes

17) Date of grant

8 FEBRUARY 2002

18) Period during which or date on which exercisable

BECOME EXERCISABLE ONE THIRD AT A TIME ON 8 AUGUST IN 2003, 2004 AND 2005. CEASE TO BE EXERCISABLE ON 8 FEBRUARY 2012.

19) Total amount paid (if any) for grant of the option

NIL

20) Description of shares or debentures involved: class, number

224,000 ORDINARY SHARES OF 1/3P EACH

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

122P

22) Total number of shares or debentures over which options held following this notification

2,464,000

23) Any additional information

24) Name of contact and telephone number for queries

SHIONA CRANSTOUN (01235) 837853

25) Name and signature of authorised company official responsible for making this notification

PHILIP DAVIS, COMPANY SECRETARY

Date of Notification 11 FEBRUARY 2002

BOOKHAM® technology

PRESS RELEASE
EMBARGOED – NOT FOR PUBLICATION BEFORE 10.00HRS ON 14 FEBRUARY, 2002

BOOKHAM TECHNOLOGY PLC
Appoints Joe Cook as additional Non-Executive Director

Oxfordshire, UK – February 14, 2002: Bookham Technology plc (LSE: BHM, Nasdaq: BKHM) today announced that Joseph C Cook has joined Bookham Technology as a non-executive director, with immediate effect. Mr Cook is Senior Vice President of Network Systems Engineering at WorldCom.

"We are delighted to welcome Joe to our board, where his wealth of industry experience will be invaluable" said Andrew Rickman, Chairman.

- ends-

Joseph C. Cook has not been a director in any publicly quoted company or a partner in any partnership at any time in the previous five years. There is no information in 6F.2(b) to (g) of the Listing Rules of the UK Listing Authority that is required to be disclosed in relation to Mr Cook.

For further information, please contact:

Bookham Technology:

Tel: +44 (0) 1235 837000
Sharon Ostaszewska
Corp Communications Manager

Financial Dynamics:

Tel: +44 (0) 20 7831 3113
Sarah Marsland
Sarah Manners
Juliet Clarke

FD U.S.:

Tel: +1 212 497 9202
Deborah Ardern-Jones

Bookham Technology (LSE: BHM; Nasdaq: BKHM) designs, manufactures and markets integrated multi-functional active and passive optical components using high volume production methods. Using patented silicon-based ASOC, Gallium Arsenide and Indium Phosphide technologies, the company provides complete networking solutions that offer higher performance and greater systems capability to communications network providers.

The company, whose securities are traded on Nasdaq and the London Stock Exchange, is headquartered in the UK, with offices and manufacturing facilities in the US and UK, and has additional offices in France, Italy, Japan and China. The company employs approximately 850 people world-wide.

More information on Bookham Technology is available at www.bookham.com

Statements made in this press release that are not historical facts include forward-looking statements that involve risks and uncertainties. Important factors that could cause actual results to differ from those indicated by such forward-looking statements include, among others, recovery of industry demand, the need to manage manufacturing capacity, production equipment and personnel to anticipated levels of demand for products, possible disruption in commercial activities caused by terrorist activities or armed conflicts, the related impact on margins, acceptance of our ASOC product line, reductions in demand for optical components, expansion of our business operations, quarterly variations in results, manufacturing capacity yields and inventory, intellectual property issues and other uncertainties that are discussed in the "Risk Factors" section of our Annual Report on Form 20-F dated May 25, 2001 which is on file with the Securities and Exchange Commission. Forward-looking statements represent our estimates as of today, and should not be relied upon as representing our estimates as of any subsequent date. While we may elect to update forward-looking statements in the future, we disclaim any obligation to do so.

Exhibit 99.5

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO 454836

All relevant boxes should be completed in block capital letters.

1. Name of Company BOOKHAM TECHNOLOGY PLC	2. Name of shareholder having a major interest Marconi plc
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 As in 2 above.	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them Marconi Optical Components Ltd

5. Number of shares/amount of stock acquired 12,891,000	6. Percentage of issued class 9.90%	7. Number of shares/amount of stock disposed N/A	8. Percentage of issued class N/A

9. Class of Security ORDINARY SHARES OF 1/3P	10. Date of Transaction 01/02/02	11. Date Company Informed 19/02/02
12. Total holding following this notification 12,891,000	13. Total percentage holding of issued class following this notification 9.01%	

14. Any additional information Shares issued as consideration for Bookham Technology plc acquiring the business and assets Of Marconi Optical Components Limited	15. Name of contact and telephone number for queries SHIONA CRANSTOUN 01235 837200
16. Name and signature of authorised company official responsible for making this notification PHILIP DAVIS Date of notification 20 February 2002	

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 **(PLEASE DO NOT POST)**
Enquiries: Company Monitoring and Enquiries; UK Listing Authority